Nestlé

SEP 0 6 2006

THOMSON FINANCIAL

SUPPL

06016462

PRESS RELEASE

Strong Performance in 2006 First Half – Double-Digit Growth of Sales, EBIT and Net Profit

- Sales of CHF 47 138 million, up 11.0%, as a result of above target organic growth of 6.4% (food, beverage and nutrition + 6%)
- Exceptionally strong RIG of 4.8% (4.3% for food, beverage and nutrition)
- EBIT in CHF up 14.5% to 6 054 million, with improved margin of 12.8%, up 40 basis points (food, beverage and nutrition 30 bps)
- Net profit up 11.4% to CHF 4 151 million, earnings per share up 11.9% to CHF 10.73
- Efficiency programs (such as Operation Excellence 2007), supported by GLOBE, are on track and delivering
- Full-year forecast: organic growth at high end of target range and improved margin in constant currencies

Peter Brabeck-Letmathe, Chairman and Chief Executive Officer of Nestlé S.A.: "During the first half of 2006 the Group delivered excellent levels of growth and profit margin. This was made possible by the strong performance of our food, beverage and nutrition business which generated 6% organic growth and 30 basis points margin improvement. Continued input cost pressures were outweighed by cost and working capital discipline, as well as the effectiveness of our efficiency programs, reflecting our ability to improve our margins even in tough economic conditions. The outstanding first-half results demonstrate that the Nestlé model of combining strong top-line growth with improved operational performance enhances value for our shareholders. On the strength of these results, I am confident in Nestlé achieving, for the full year, organic growth at the higher end of the target range as well as a margin improvement in constant currencies. "

Half-year figures at a glance					
			Change	Margins	
	Jan.-June 2006	Jan.-June 2005	**Jan.-June 2006**	**Jan.-June 2006**	Jan.-June 2005
Sales	CHF 47 138m	CHF 42 468m	+ 11.0%		
EBIT	CHF 6 054m	CHF 5 286m	+ 14.5%	12.8%	12.4%
Net profit	CHF 4 151m	CHF 3 725m	+ 11.4%	8.8%	8.8%
EPS	CHF 10.73	CHF 9.59	+ 11.9%		
Real internal growth Organic growth	4.8% 6.4%	3.7% 5.6%			

2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss., IFRIC 4 Determining whether an Arrangement contains a Lease and for the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.

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Vevey, August 23, 2006 – In the first six months of 2006 consolidated sales of the Nestlé Group amounted to CHF 47 138, an increase of 11.0% over January-June 2005. Earnings before interest and tax (EBIT) increased even more strongly by 14.5% to CHF 6 054 million, resulting in an improved operating margin of 12.8%, up 40 basis points. Net profit grew 11.4%, faster than sales, and amounts to CHF 4 151 million with a net margin of 8.8%.

The increase in reported sales was mainly driven by above-target organic growth of 6.4%, resulting from a historically high real internal growth of 4.8%, as well as a pricing effect of 1.6%. Foreign exchange pushed sales in Swiss francs up by 4.7%, while divestitures, net of acquisitions, had a very minor impact of -0.1%. The Group's core food, beverage and nutrition business supplied the bulk of organic growth (6% of a total of 6.4%), based on strong real internal growth of 4.3% and yielded three fourths of the margin improvement.

There was strong growth in the Americas and in Asia, Oceania and Africa whilst improvement in the overall economic climate during the first half in Western Europe was reflected in higher consumer confidence and an acceleration of Nestlé's real internal growth to a level not seen since 2002.

The Group had again to contend with high raw material and energy prices. Their impact on the results was cushioned by the economies of scale resulting from the strong volume growth, Nestlé's operational efficiency program "Operation Excellence 2007", supported by GLOBE, and by successful hedging which combined to reduce the cost of goods sold by 40 basis points.

The Group pursued its strategic re-orientation in the direction of Nutrition, Health and Wellness through the acquisitions of Uncle Tobys (healthy snacks and soups) in Australia and Jenny Craig, a weight management company, in North America and Oceania.

Sales and EBIT margins by management responsibilities and geographic areas

	Jan.-June 2006	*Jan.-June 2005*	***Jan.-June 2006***	***Jan.-June 2006***	*Jan.-June 2005[(a)]*
	Sales in CHF millions		**Organic growth (%)**	**EBIT margins (%)**	**EBIT margins (%)**
Food					
• Europe[(b)]	**12 833**	12 350	**+2.5**	**10.9**	11.8
• Americas	**14 576**	12 632	**+ 6.9**	**13.7**	13.3
• Asia, Oceania and Africa	**7 463**	6 702	**+ 7.6**	**16.2**	15.5
Nestlé Waters	**4 804**	4 280	**+ 8.7**	**9.2**	8.2
Nutrition[(c)]	**2 766**	2 493	**+ 5.0**	**18.6**	18.0
Other Food & Beverages[(d)]	**1 317**	1 089	**+ 17.5**	**16.3**	17.0
Total Food & Beverages	**43 759**	39 546	**+ 6.0**	**11.4**	11.1
Pharma[(c)]	**3 379**	2 922	**+ 11.0**	**31.6**	30.5
Group Totals	**47 138**	42 468	**+ 6.4**	**12.8**	12.4

(a) *2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease.*

(b) *2005 comparatives have been restated for the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.*

(c) *Globally managed nutrition activities are now disclosed separately from the Zones, and pharmaceutical activities separately from Food and Beverages. 2005 comparatives have been restated.*

(d) *Mainly Joint ventures managed on a worldwide basis and Nespresso.*

All calculations based on non-rounded figures.

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Sales in food, beverage and nutrition by regions

Nestlé's Zones are not representative of the Group's total food, beverage and nutrition sales, as they exclude the globally managed businesses such as Nestle Waters, Nestlé Nutrition and Nespresso, as well as the food and beverage joint-ventures. If all of Nestlé's food, beverage and nutrition businesses are included, the organic growth amounted to 3.3% in Europe on sales of CHF 17 billion, to 8.2% in the Americas on sales of CHF 18.2 billion and to 7.4% in Asia, Oceania and Africa on sales of CHF 8.6 billion.

Zones: sales and profitability

Zone Europe, with sales of CHF 12.8 billion, experienced its strongest real internal growth since 2002 with 1.4% and 2.5% organic. Within beverages, Nescafé and Nesquik were strong. Confectionery was somewhat slower, mainly as a result of the product streamlining in the United Kingdom. PetCare delivered good growth, well above the region's average. Zone Europe's EBIT margin declined 90 basis points as Nestlé continued to support the Group's brands in a very competitive environment. Pricing slightly lagged the raw material cost pressures, particularly evident in green coffee, sugar and energy. The Group expects to see an EBIT improvement in Europe in the second half of the year.

Zone Americas reached CHF 14.6 billion in sales. Real internal growth amounted to 4.3% and organic to 6.9%, with particularly high levels achieved in North America and Brazil, as well as the smaller regions in Latin America. Among the product categories PetCare, Soluble coffee and ready-to-drink beverages, dairy and prepared dishes generated good growth. The Zone improved its margin by 40 basis points, helped by an improved performance in Ice Cream, especially Dreyer's.

Zone Asia, Oceania and Africa, including the Middle East, achieved sales of CHF 7.5 billion, with a real internal growth of 5.5% and organic growth of 7.6%. Categories such as powdered beverages, dairy, soluble coffee and chocolates contributed well. Zone AOA shows a significant improvement of the EBIT margin of 70 basis points. It benefited from initiatives taken in several markets in Asia and Africa in order to improve performance, as well as from timely price increases to recover cost pressures.

Sales and EBIT margins by product groups

	Jan.-June 2006	*Jan.-June 2005*	***Jan.-June 2006***	***Jan.-June 2006***	*Jan.-June 2005(a)*
	Sales in CHF millions		**Organic growth (%)**	**EBIT margins (%)**	**EBIT margins (%)**
Beverages	**12 597**	11 299	**+ 8.1**	**17.2**	17.1
Milk Products, Nutrition and Ice Cream (b)	**12 282**	11 017	**+ 5.0**	**11.1**	10.5
Prepared Dishes and Cooking Aids	**8 410**	7 737	**+ 5.4**	**12.5**	12.7
Chocolate, Confectionery and Biscuits	**4 940**	4 511	**+ 3.5**	**7.8**	8.3
PetCare	**5 530**	4 982	**+ 6.6**	**14.7**	14.3
Pharmaceutical Products	**3 379**	2 922	**+ 11.0**	**31.6**	30.5
Group Totals	**47 138**	42 468	**+ 6.4**	**12.8**	12.4

(a) 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ass. and IFRIC 4 Determining whether an Arrangement contains a Lease.

(b) 2005 comparatives have been restated for the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.

All calculations based on non-rounded figures.

./.

Product groups: sales and profitability

Among the different product groups, there was a good performance by the major segments within **Beverages**, Soluble coffee, Water and Powdered beverages, particularly in terms of growth. Nescafé and Nespresso were strong throughout all Zones and Milo did very well in AOA. The overall category grew 6.8% internally and 8.1% organically. The product group's margin was up 10 basis points.

Water had an overall real internal growth of 10.2% and an organic growth of 8.7%, reflecting strong volume growth, as well as changes in product mix and the highly competitive environment. Sales were particularly strong in North America where Nestlé Waters once again grew double-digit. Nestlé Waters improved its margin by 100 basis points to 9.2%. Lower PET costs in the US contributed to this result, as did the strong organic growth and efficiencies in North America and in Europe. Furthermore, the re-organization of the European manufacturing assets also exerts a positive influence.

Within **Milk Products, Nutrition and Ice Cream**, Shelf-stable dairy, with 4.5% internal and 7.4% organic growth, performed well in the Americas and in AOA, its key regions. Ice Cream was slow in Europe ahead of its peak season, though it performed well in July. In North America, the growth was good and was combined with an improved profit performance at Dreyer's. The total product group's profitability increased by 60 basis points.

Nestlé Nutrition saw real internal growth of 1% and an organic growth of 5%, as product launches drive an improving product mix. Nestlé expects this growth to accelerate as the global roll-out of a new infant formula yields results and the business continues to accelerate in China. Excluding China, real internal growth amounted to 3.9% and organic to 8.1%. The business improved its margin by 60 basis points, as a result of the more favorable product mix and the effect of the efficiency programs.

In Prepared Dishes and Cooking Aids (4.4% RIG; 5.4% organic), frozen continued to perform very well. In North America Stouffer's, Lean Cuisine and Hot Pockets frozen products sold well, as did Wagner Pizza in Europe. Culinary products had good growth in emerging markets, reflecting the progress achieved in the affordability program aimed at the lowest income consumers. Margin saw a slight downturn of 20 basis points.

PetCare performed well in all Zones, with real internal growth of 4.6% and organic growth of 6.6%. Market share in Europe is growing and the product mix is improving. Progress was also achieved in markets such as Japan and China, as well as in Latin America, whilst North America continued to perform well. Margins improved by 40 basis points.

Chocolate, Confectionery and Biscuits showed 1.9% real internal growth and 3.5% organic growth. The EBIT margin declined 50 basis points, mainly due to the UK product streamlining and also reflecting increased brand support in certain markets.

Pharmaceutical products achieved 11.1% RIG and 11% organic growth, with good performances both from Alcon and the joint ventures. The EBIT margin improved 110 basis points to 31.6% of sales.

./.

Profit performance

The Group's EBIT (Earnings Before Interest and Taxes) rose 14.5% to CHF 6 054 million, resulting in an EBIT margin of 12.8% of sales, up 40 basis points, with food, beverage and nutrition contributing 30 basis points and pharmaceutical activities 10 basis points to the improvement. Against the industry trend, the cost of goods sold was down 40 basis points, despite price increases in raw materials such as green coffee, sugar and packaging materials. The Group was successful in reducing the immediate impact of higher raw material prices through hedging, the benefits of the economies of scale accruing from strong internal growth, and efficiency programs. Marketing costs, as a percentage of sales, are down 30 basis points, reflecting strong sales growth. In absolute terms, spending for marketing is up 10%, indicating the support Nestlé is giving to its brands. The Group's R&D spending is up 10 basis points.

Net profit (Profit for the period attributable to the Group), grew at a higher rate than sales, + 11.4%, and reached CHF 4 151 million. The net margin remains at 8.8%, mainly as a result of higher financing costs and an increase in the reported tax rate. Earnings per share grew 11.9% to CHF 10.73.

Financial position

As a result of the strong business performance and the working capital which grew more slowly than the increase in sales, Nestlé's operating cash flow was basically unchanged from the first half of 2005, despite large tax settlements and payments linked to the maturing of bonds. Free cash flow was slightly below first half 2005. The main influences were higher capital expenditure and cash out in minorities, mainly relating to Alcon, which, last year, was compensated from cash-in from the issuance of new Alcon shares. The Group's net debt at the end of June 2006 was CHF 13.5 billion, slightly higher than in June 2005 due to the current CHF three billion share buy-back program, which is 83 percent complete.

Outlook

The strong start to the year allows the Group to confirm its overall positive outlook. Nestlé is confident that it can once again achieve its stated targets. Thus, the Group expects to achieve an organic growth at the higher end of the target range of 5-6% as well as a margin improvement in constant currencies for the full year.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

All the services/events below are available in English via the Nestlé Group's Internet site:

http://www.nestle.com/Media_Center/Events/Main_Event/Main+Event.htm

The 2006 Half-Year Financials are available at:

http://www.ir.nestle.com/Stock_Financials/Financial_Statements/Half_Year/2006_HalfYear/2006+Half+Year+Financials.htm

TELECONFERENCE:

0830 (Swiss) / 0730 (UK) 0230 (ET): **Investors' Conference Call** Live Audio Broadcast.
Dial-in number Europe (listen only): +44 (0) 20 8974 7900 passcode: C 413132

Replay numbers (available from approx. one hour after the call ends):

UK / Europe: +44 (0) 20 7365 8427 access code: 24964669
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This will be **available as for 30 days**.

You can follow the
Investors' Conference call in audio with synchronized presentation at

http://clients.world-television.com/nestle/q206/

You can also **download the PowerPoint presentation that will accompany the conference call** from 0730 (Swiss) at:

www.ir.nestle.com